United States securities and exchange commission logo





                                May 9, 2022

       Justin English
       Chief Executive Officer
       Salt Blockchain Inc.
       c/o Ballard Spahr LLP
       1735 Market Street, 51st Floor
       Philadelphia, PA 19103

                                                        Re: Salt Blockchain
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed September 10,
2021
                                                            Response Dated
March 11, 2022
                                                            File No. 000-56283

       Dear Mr. English:

              We have reviewed your March 11, 2022 response to our comment letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Response Dated March 11, 2022

       General

   1. In situations where you repledge or rehypothecate borrower collateral to a third party, it is our understanding that
you derecognize the borrower digital asset collateral in the amount that was pledged by the
Company to a third party and record a corresponding receivable to the third party. Please
tell us which derecognition model you are following and provide a detailed basis for your
accounting. If you are following the guidance in ASC 860, in addition to your basis,
also provide us an analysis of the conditions for a sale as outlined in 860-10-40-5.
   2. Additionally, as it relates to the receivable of borrower digital asset collateral from the third party, it is our
understanding that the receivable is initially measured at fair value of
 Justin English
FirstName  LastNameJustin English
Salt Blockchain Inc.
Comapany
May  9, 2022NameSalt Blockchain Inc.
May 9,
Page  2 2022 Page 2
FirstName LastName
         the digital assets transferred and subsequently tested at least annually for impairment.
         Please provide us the basis for your accounting under ASC 310-10-30. As part of your analysis, explain how you determined the receivable meets the definition of a loan or financing receivable as defined in ASC 310.
3. We continue to evaluate your responses to prior comments 1 - 4 from our letter dated
         November 19, 2021. In addition, we continue to evaluate your responses to prior comments 1 - 3 and 5 from our letter dated October 27, 2021. We may have further comments.
4. We note your response to comments 30, 3, and 8 from our letters dated June 8, 2021,
         August 13, 2021, and October 27, 2021, respectively that the Company believes it is not an investment company under any of Section 3(a)(1)(A), (B) or (C) of the 1940 Act.

                In your most recent response you note under    The Company is
not an Investment
              Company under Section 3(a)(1)(A)     Nature of Assets    that as
of September 30,
              2021, the Company held approximately $45.7 million in investment securities,
              representing approximately 18.5% of the Company   s total assets
on a consolidated
              basis. You also note under    The Company is not an Investment
Company under
              Section 3(a)(1)(C)    that as of September 30, 2021, the Company
held $46.7 million
              in investment securities, representing approximately 18.5% of its total assets, on an unconsolidated basis. Please supplementally provide sufficient information used to derive and support the above statements. In your response, please include a detailed list of your assets on an unconsolidated basis and the value you assign to each of them and discuss which assets the Company treats as non-investment securities.

                In your most recent response you state under    The Company is
not an Investment
              Company under Section 3(a)(1)(A)     Sources of Income    that
all of the Company   s
              gross revenue is produced from its lending operations. Specifically, you note that for
              the quarter ended September 30, 2021, the Company   s operating
activities produced
              $2.9 million in revenue 2021 YTD, or 100% of its revenue, while its investment securities provided $0, or 0% of its revenue. Please supplementally provide sufficient information used to derive and support the above statements. In your response, please discuss how the Company treats any income from its investment securities, including the holdings of Grayscale Bitcoin Trust and Grayscale Ethereum
              Trust, and how the Company treats income from its lending business compared to its investment securities.
5. We note your response to comment 9 from our letter dated October 27, 2021 stating that the Company does not currently engage in or offer any investment advisory services and that the Company has considered, and continues to consider, whether to offer and the means for offering asset management services to certain customers, but as of yet, has not identified any specific product offerings. In your amended Form 10, please include a risk factor explaining why the Company is not an investment adviser, and include, as applicable, any exemptions or exclusions that are being relied upon. Please also disclose
 Justin English
Salt Blockchain Inc.
May 9, 2022
Page 3
         the material consequences to the Company that could occur if the Company were deemed to be an investment adviser.
Cover Page

6. Please revise your cover page to provide the address of your principal executive offices.
        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume,
Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-
3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameJustin English                              Sincerely,
Comapany NameSalt Blockchain Inc.
                                                              Division of
Corporation Finance
May 9, 2022 Page 3                                            Office of Finance
FirstName LastName